Stradley Ronon Stevens & Young, LLP 191 N. Wacker Drive, Suite 1601 Chicago, IL 60606 Telephone 312-964-3500 Fax 312-964-3501 Alan P. Goldberg, Esq. (312) 964-3505 agoldberg@stradley.com

March 29, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Marianne Dobelbower

Re:	PowerShares Exchange-Traded Fund Trust
File Nos. 333-102228; 811-21265
Responses to Comments on the Post-Effective Amendment No. 262

Dear Ms. Dobelbower:

The following are responses to the comments you provided us on December 5, 2017, on post-effective amendment no. 262 to PowerShares Exchange-Traded Fund Trust (the “Trust”), which was filed with the Securities and Exchange Commission (“SEC”) on October 20, 2017 (the “Amendment”). The Amendment was filed to register certain new portfolios of the Trust (each, a “Fund” and, collectively, the “Funds”). For your convenience, each of your comments, as we understand them, is repeated below with responses immediately following. Defined terms used below have the same meanings as in the Amendment. Where applicable, we have noted comments that apply globally to each Fund, and we have separately identified comments that pertain to specific Funds.

All Funds

1.	Comment:	Please confirm that any fee waiver and/or expense reimbursement shown in a Fund’s fee table will be in place for at least one year from the effective date of the registration statement.

	Response:	We hereby confirm that each fee waiver and/or expense reimbursement shown in a Fund’s fee table will be in place for at least one year from the effective date of the registration statement.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

2.	Comment:	Please confirm the totals stated for the 1- and 3-year periods in the “Example” section for each Fund.

	Response:	We have reviewed and, where necessary, revised the numbers in the “Example” section. We also confirm the accuracy of such numbers, which will be included in a subsequent post-effective amendment.

3.	Comment:	[Non-Unitary Funds only] The footnote to the fee table states that expenses “borne by the Adviser are subject to recapture by the Adviser for up to three years from the date the expenses were incurred, but no recapture payment will be made by the Fund if it would result in the Fund exceeding its Expense Cap.” Clarify that fees subject to recapture concern the lesser of the expense cap at time of waiver or expense cap at time of recapture.

Response:

The disclosure has been revised in accordance with the staff’s request. It now reads as follows:

The fees waived and/or expenses borne by the Adviser are subject to recapture by the Adviser up to three years from the date the fees were waived or the expenses were incurred, but no recapture payment will be made by the Fund if it would result in the Fund exceeding (i) the Expense Cap or (ii) the expense cap in effect at the time the fees and/or expenses subject to recapture were waived and/or borne by the Adviser.

4.	Comment:

With respect to the disclosure regarding a Fund’s underlying index:

•  Provide the number or range of constituents of the underlying index as of most recent rebalance/reconstitution date.

•  Please add an explanation of the component weighting methodology.

•  Include the frequency of rebalancing and reconstitutions of index.

	Response:	The requested information has been included for each Fund’s underlying index in the statutory prospectus, under the section “Additional Information About the Funds’ Strategies and Risks.”

5.	Comment:	If a Fund is non-diversified, please include the non-diversification disclosure in the principal investment strategy section.

Response:

For each Fund that is non-diversified, the following disclosure has been included in such Fund’s summary prospectus in the “Principal Investment Strategies” section:

The Fund is “non-diversified” and therefore is not required to meet certain diversification requirements under the Investment Company Act of 1940, as amended (the “1940 Act”).

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

6.	Comment:	Please include risk disclosure noting the following: (1) the Fund has a limited number of institutions that may act as APs on an agency basis, (2) such market makers have no obligation to submit creation or redemption orders, (3) there is no assurance that market makers will establish or maintain an active trading market for the Fund, and (4) to the extent that APs exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other AP is able to step forward to create or redeem creation units, the shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting.

Response:

The Trust has included the following principal risk for each Fund:

Authorized Participant Concentration Risk. Only Authorized Participants (“APs”) may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as APs on an agency basis (i.e., on behalf of other market participants). Such market makers have no obligation to submit creation or redemption orders; consequently, there is no assurance that market makers will establish or maintain an active trading market for the Shares. In addition, to the extent that APs exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other AP is able to step forward to create or redeem Creation Units, the Shares may be more likely to trade at a premium or discount to the Fund’s net asset value (“NAV”) and possibly face trading halts and/or delisting.

7.	Comment:	Please confirm if the underlying securities held by the Fund trade outside the collateralized settlement system, and provide risk disclosure to the extent that if the Fund’s shares are traded outside a collateralized settlement system, the number of financial institutions that can act as authorized participants that can post collateral on an agency basis is limited, which may limit the market for the Fund’s shares.

	Response:	Certain of the Funds’ securities may trade outside of a collateral settlement system. As described in response to comment no. 6, each Fund has included in its summary prospectus an “Authorized Participant Concentration Risk,” which states: (i) that the Fund has a limited number of institutions that may serve as APs on an agency basis, (ii) to the extent that APs exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other AP is able to step forward to create or redeem Creation Units, the Fund’s shares possibly could face trading halts and/or delisting, and (iii) that this could lead to differences between the market price of the Fund’s shares and the underlying value of those shares. The Trust respectfully submits that the gravamen of the staff’s additional disclosure concern is subsumed in that risk disclosure and that additional risk disclosure does not appear to be necessary at this time.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

8.	Comment:	For any Fund that uses a sampling approach (as opposed to a “full replication” strategy), please include a “Management Risk” to the principal investment risks section of that Fund’s summary prospectus.

	Response:	For each Fund that primarily uses a sampling approach, we have added disclosure to such Fund’s “Tracking Error Risk” (or “Correlation and Tracking Error Risk,” as applicable) stating that “the Fund’s use of a representative sampling approach may cause the Fund’s returns to not be as well correlated with the return of the Index as would be the case if the Fund purchased all of the securities in the Index in the proportions represented in the Index.” Because each Fund’s prospectus will include the foregoing language, the Trust respectfully declines to make the requested change; however, management will consider the possibility of including a specific “sampling risk” in future post-effective amendments.

9.	Comment:	The information about each Fund’s index, including particular sector concentrations, reports data from 2016. Please update the information as of a more recent date.

	Response:	The disclosure has been updated with more recent information in accordance with the staff’s request.

10.	Comment:	A Fund’s “Principal Investment Strategies” section states: “The Board may change the Fund’s investment strategy and other policies without shareholder approval, except as otherwise indicated.” Please confirm any change in the Fund’s investment strategy would be reflected in the Fund’s name if it no longer meets the requirements of Rule 35d-1.

	Response:	We hereby confirm that any change in a Fund’s investment strategy would be reflected in the Fund’s name if it no longer meets the requirements of Rule 35d-1.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

11.	Comment:	Include a “Market Trading Risk” that states that in stressed market conditions, the market for a Fund’s shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s portfolio holdings, which may cause a variance in the market price of the shares and their underlying value (i.e., they may trade at a premium or discount).

Response:

The Trust has amended the “Market Risk” in each Fund’s summary prospectus in response to the staff’s comment to include the following language:

In stressed market conditions, the market for the Shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s portfolio holdings, which could lead to differences between the market price of the Shares and the underlying value of those Shares.

Management will consider the possibility of including a specific “market trading risk” in future post-effective amendments.

12.	Comment:	For Funds that invest in foreign securities, please include a risk disclosing that, where all or portion of the market in which such Fund trades is closed during the time when shareholders trade in the Fund, there may be valuation differences between the Fund and its underlying holdings.

Response:

We have added the following disclosure to each such international Fund’s summary prospectus under “Foreign Issuer Risk,” “Foreign Securities and Currency Risk” and/or “Foreign Securities Risk,” as applicable:

Because foreign exchanges may be open on days when the Fund does not price its shares, the value of the non-U.S. securities in the Fund’s portfolio may change on days when you will not be able to purchase or sell your shares. As a result, trading spreads and the resulting premium or discount on the shares may widen, and, therefore, increase the difference between the market price of the shares and the NAV of such shares.

13.	Comment:	If a Fund conducts creations and redemptions partially or completely for cash (i.e., if not primarily in-kind), please include disclosure that the Fund may incur greater costs.

	Response:	We note that each Fund primarily will issue and redeem creation units principally in-kind, rather than for cash. However, because each Fund reserves the right to create and redeem creation units for cash, management will monitor each Fund’s creation and redemption transactions and will revise the disclosure, if necessary.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

14.	Comment:	Please include the narrative disclosure by Item 4(b)(2)(i), modifying it as necessary: “The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.”

	Response:	We note that as of the date of the Amendment, none of the Funds were operational, and therefore had no past performance. Nevertheless, because each Fund is a “shell” fund formed to acquire the assets and liabilities of an unaffiliated fund, each Fund will be the accounting survivor of such target fund and will report such target fund’s past performance. Therefore, in the post-effective amendment responding to these comments, the Funds will include the requested narrative disclosure from Item 4(b)(2)(i) of Form N-1A (modified as appropriate to note that the Fund is reflecting a predecessor fund’s performance history).

15.	Comment:	Please state the month and year each portfolio manager began overseeing the Fund, rather than stating “since inception.”

	Response:	We have revised the disclosure in accordance with the staff’s request.

BOOK 1

PowerShares BRIC Portfolio

PowerShares Dow Jones Industrial Average Dividend Portfolio

PowerShares Insider Sentiment Portfolio

PowerShares Zacks Mid-Cap Portfolio

PowerShares Zacks Multi-Asset Income Portfolio

PowerShares Raymond James SB-1 Equity Portfolio

PowerShares S&P Spin-Off Portfolio

PowerShares Wilshire Micro-Cap Portfolio

PowerShares Wilshire US REIT Portfolio

Summary Prospectus

PowerShares BRIC Portfolio

16.	Comment:	The Principal Investment Strategies section notes that the companies “in the universe are selected using a proprietary methodology.” Should the term be “underlying index” instead of “universe”?

	Response:	The reference in the disclosure to “universe” is correct. From a universe of investable securities, the Index Provider selects constituents for the index using a proprietary methodology.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

17.	Comment:

With respect to the Fund’s investments in ADRs and GDRs:

(i) Please clarify if the underlying index includes the underlying securities representing the ADRs and GDRs, or if it includes the depositary receipts themselves.

(ii)  Clarify whether the purchase of an underlying security represented by a depositary receipt will be counted as part of the index.

(iii)  Clarify what is counted toward the Fund’s 80% policy. If the index is composed of ADRs and not the securities that underlie the ADRs, will a direct purchase of those underlying securities be counted in the Fund’s “80% bucket” in the index?

	Response:	As noted in the summary prospectus for the Fund, the index is comprised of ADRs and GDRs (as well as China H-shares of Chinese equities where appropriate), rather than the securities representing such ADRs and GDRs. Nevertheless, an underlying security represented by a depositary receipt generally will be counted in the Fund’s “80% bucket,” pursuant to the terms of the Trust’s exemptive relief, although the Fund does not anticipate regularly investing directly in those underlying securities.

18.	Comment:	Please confirm that the Fund will not invest in derivatives.

	Response:	As disclosed in the prospectus, the Fund may invest up to 10% of its total assets in derivatives.

19.	Comment:	The Fund includes an “Asset Class Risk.” Please explain why this is a principal risk of the Fund. In the alternate, combine this with the “Depositary Receipt Risk.”

	Response:	The Fund’s “Asset Class Risk” is designed to alert investors to the fact that the Fund’s investment strategy may be out of favor and at times may underperform other market segments.

20.	Comment:	The Fund includes “China Investment Risk.” Consider if it should have country-specific risks for Brazil, Russia, and India – the other three countries in the “BRIC” strategy.

	Response:	The Fund has considered the staff’s comment and has determined not to amend the disclosure. We note that the Fund includes a “Emerging Markets Risk” that discloses risks of investing in Brazil, Russia and India generally. We note that the Fund has included a specific “China Investment Risk” because (i) the index specifically includes China H-shares, and (ii) as of November 30, 2017, the index’s allocation to securities of companies in China (based on approximate market capitalization) was 48.9% of the index. However, management continues to monitor the index allocation and, should the index increase its weighting to one or more of Brazil, India or Russia, will consider adding country-specific risk disclosure, as appropriate.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

21.	Comment:	With respect to China Investment Risk, the disclosure references the Enterprise Income Tax Law. Please supplementally confirm if China is the only one of the four countries to tax people differently. If not, consider appropriate risk disclosure about those other countries’ tax laws.

	Response:	We note that this risk disclosure has been removed from the prospectus.

22.	Comment:	The Fund includes “Depositary Receipt Risk.” However, the risk discusses holding depositary receipts, while the strategy section discusses holding the underlying securities. Please clarify the particular investments of the Fund and revise the strategy and risk sections accordingly, in particular to emphasize the risks of investing directly in a foreign security versus in a depositary receipt.

	Response:	We note that the Fund’s “Principal Investment Strategies” section mentions that the Fund may hold underlying securities; however, that section also states that the Fund may do so in only limited circumstances. Generally, as noted in the prospectus, the Fund will invest in the ADRs and GDRs included in its index. Therefore, we believe the inclusion of “Depositary Receipt Risk” as a principal risk is appropriate. At the same time, we note that the Fund includes a “Foreign Securities and Currency Risk,” which ties directly to the reference in the Fund’s strategy section about its ability to invest, in limited circumstances, directly in foreign securities (primarily in China H-shares). Therefore, the Trust believes that the disclosure accurately describes the risks of the Fund’s investments.

23.	Comment:	The Fund includes a “Foreign Securities and Currency Risk.” Please disclose if it will be able to redeem its investments freely or whether it will be subject to local taxes.

	Response:	Whether the Fund is subject to repatriation rules depends upon the foreign jurisdiction in which it invests. As such, we have added the following language to “Foreign Currency Risk” where applicable: “Foreign governments may adopt rules or regulations that may negatively impact the Fund’s ability to invest in foreign securities or may prevent the Fund from repatriating its investments.” Such disclosure is intended to alert investors to the fact that the Fund’s investments may not be redeemed freely.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

24.	Comment:	Please explain why “Issuer-Specific Changes Risk” is included in the disclosure. Will the Fund be concentrated in a small number of holdings?

	Response:	We note that the changes to individual securities may impact a Fund’s return. Therefore, regardless of the number of holdings in a Fund’s portfolio, each Fund in this book has included such disclosure.

25.	Comment:	Please explain why “Small- and Mid-Cap Risk” is included in the disclosure. We note that the principal investment strategy section does not state that the Fund will primarily invest in smaller cap securities. Please amend the strategy section accordingly or remove the risk (or, given the Fund is an international fund, explain that foreign companies may be relatively smaller in capitalization as compared to domestic companies).

	Response:	The Fund’s principal investment strategy is to invest primarily in the components of its index and, as the staff notes, the Fund has exposure to the risks of small- and mid-cap securities because the securities that comprise the index and in which the Fund invests often are issued by companies with relatively smaller capitalizations as compared to domestic companies. As such, the Fund believes that it is appropriate to include “Small- and Mid-Cap Risk” as a principal risk and respectfully submits that removal of this disclosure is not appropriate at this time. However, management will continue to consider the applicability of this risk, including as it relates to the Fund’s principal investment strategies, when preparing subsequent amendments to the registration statement.

PowerShares Dow Jones Industrial Dividends Portfolio

26.	Comment:	The Fund includes “Issuer-Specific Changes Risk,” which includes the following sentence: “The value of securities of smaller issuers can be more volatile than that of larger issuers.” Why is that language part of the risk? Please indicate in the principal investment strategy section if the Fund will primarily invest in smaller cap securities.

	Response:	We have amended the disclosure to remove the sentence cited by the staff.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

PowerShares Insider Sentiment Portfolio

27.	Comment:	The fee table indicates that the Fund will incur AFFEs. Please disclose the instruments that the Fund will hold that give rise to such expenses.

	Response:	The Fund will not incur AFFEs, and the fee table has been revised to remove references to AFFEs.

28.	Comment:	BDCs are listed as a risk of the Fund, but they are not mentioned in the principal investment strategy as an investment. Please reconcile that strategy or remove the risk.

	Response:	The risk of investing in BDCs has been deleted.

29.	Comment:	Large capitalization securities are listed as a risk of the Fund, but they are not mentioned in the principal investment strategy as an investment. Please reconcile that strategy or remove the risk.

	Response:	We note that the “Principal Investment Strategies” disclosure states that eligible securities that are included in the Fund’s underlying index “are derived from its starting universe, the Nasdaq US Large Mid Cap Index, which is designed to track the performance of mid- to large-capitalization U.S. companies.” Therefore, inclusion of the large-capitalization risk is appropriate given the constituent securities of the Fund’s underlying index. We respectfully submit that the risk disclosure is in alignment with the principal investment strategies.

PowerShares Zacks Mid Cap Portfolio

30.	Comment:	In describing the Fund’s underlying index, the disclosure states that “the companies in the universe are selected using a proprietary strategy developed by Zacks Investment Research, Inc.” Please provide more information in the summary prospectus about the index’s methodology.

Response:

The disclosure has been revised to include the following:

Currently, the mid-capitalization universe ranges from approximately [$2 billion in market capitalization to $16 billion in market capitalization] as defined by Zacks Investment Research, Inc. (“Zacks” or the “Index Provider”). Zacks seeks to identify companies with potentially superior risk-return profiles by using a proprietary strategy that evaluates stocks on multiple factors, including their high long-term earnings growth rate, price-earnings ratio and short interest. The Fund will invest at least 90% of its total assets in securities that comprise the Underlying Index and depositary receipts representing securities that comprise the Underlying Index (or underlying securities representing ADRs that comprise the Underlying Index).

Additionally, we note that additional information about the index’s methodology is included in the “Additional Information About the Funds’ Strategies and Risks” section of the statutory prospectus.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

31.	Comment:	The Fund includes separate risks for investments in investment companies and investments in BDCs. Why are these different, separate risks?

	Response:	The risks of investing in BDCs has been deleted.

32.	Comment:	The Fund includes an MLP Risk. Please add additional disclosure that MLPs are concentrated in the energy sector. Please also add additional tax risk disclosure stating that (1) if the Fund retains an investment in the MLP until its basis is reduced to zero, subsequent distributions will be taxed to the Fund at ordinary income rates, and (2) shareholders may receive a corrected Form 1099. If the Fund invests in equity MLPs, please disclose that it includes general partnership interests in the MLP.

	Response:	As requested by the staff, the risk language has been amended to disclose that MLPs are concentrated in the energy sector. Given the portfolio’s current positioning in MLPs, the Trust respectfully declines to amend the disclosure relating to tax risk at this time. However, in light of the staff’s comment, management will consider including, in subsequent post-effective amendments, the requested language in the tax disclosure within the prospectuses and Statements of Additional Information across the Fund complex for consistency to the extent applicable.

PowerShares Zacks Multi-Asset Income Portfolio

33.	Comment:	Include current income expense and deferred income expense line items in the fee table.

	Response:	The Fund does not have any such expenses, and therefore no line items have been included.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

34.	Comment:	In describing the Fund’s underlying index, the disclosure states that “the companies in the universe are selected using a proprietary strategy developed by Zacks Investment Research, Inc.” Please provide more information in the summary prospectus about the index’s methodology.

Response:

The disclosure has been revised as follows:

The companies in the universe are selected using a proprietary methodology developed by Zacks Investment Research, Inc. (“Zacks” or the “Index Provider”). Zacks seeks to identify companies with potentially greater yield and superior risk-return profiles by using a proprietary strategy that evaluates stocks on multiple factors, including dividend yield and market capitalization. The Fund will invest at least 90% of its total assets in securities that comprise the Underlying Index and depositary receipts representing securities that comprise the Underlying Index (or underlying securities representing ADRs that comprise the Underlying Index).

Additionally, we note that additional information about the index’s methodology is included in the “Additional Information About the Funds’ Strategies and Risks” section of the statutory prospectus.

35.	Comment:	The “Investment in Investment Companies Risk” includes reference to ETFs, but the principal investment strategy does not disclose ETFs as part of the Fund’s investment strategy. Please add that disclosure or remove the risk.

	Response:	As stated in the Fund’s “Principal Investment Strategy” section, the Fund’s index includes closed-end funds, and therefore the risk is appropriate to be included in the Fund’s summary prospectus. The risk cited by the staff is designed to include references to various types of investment companies (including ETFs, BDCs and closed-end funds).

36.	Comment:	The Fund includes an MLP Risk. Please add additional disclosure that MLPs are concentrated in the energy sector. Please also add additional tax risk disclosure stating that (1) if the Fund retains an investment in the MLP until its basis is reduced to zero, subsequent distributions will be taxed to the Fund at ordinary income rates, and (2) shareholders may receive a corrected Form 1099. If the Fund invests in equity MLPs, please disclose that it includes general partnership interests in the MLP.

	Response:	Please see the response to comment no. 32.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

PowerShares Raymond James SB-1 Equity Portfolio

37.	Comment:	The “Investment in Investment Companies Risk” includes reference to ETFs, but the principal investment strategy does not disclose ETFs as part of the Fund’s investment strategy. Please add that disclosure or remove the risk.

	Response:	As stated in the Fund’s “Principal Investment Strategy” section, the Fund’s index includes BDCs, and therefore the risk is appropriate to be included in the Fund’s summary prospectus. Please see the response to comment no. 35.

38.	Comment:	The Fund includes an MLP Risk. Please add additional disclosure that MLPs are concentrated in the energy sector. Please also add additional tax risk disclosure stating that (1) if the Fund retains an investment in the MLP until its basis is reduced to zero, subsequent distributions will be taxed to the Fund at ordinary income rates, and (2) shareholders may receive a corrected Form 1099. If the Fund invests in equity MLPs, please disclose that it includes general partnership interests in the MLP.

	Response:	Please see the response to comment no. 32.

39.	Comment:	The Fund includes a “Raymond James Equity Securities Ratings Risk.” Please disclose if there is any affiliation between Raymond James and the Fund or the Adviser.

	Response:	There is no affiliation between Raymond James and the Fund or the Adviser.

PowerShares Spin-Off Portfolio

40.	Comment:	The Fund includes a “Micro Cap Risk,” but the strategy states that securities in the index must have a market cap of at least $1 billion. Is this risk applicable? Consider omitting it in light of the index methodology, or enhance the strategy section as appropriate.

	Response:	The risk has been deleted.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

PowerShares Wilshire Micro-Cap Portfolio

41.	Comment:	Provide the market cap range of the issuers included in the index.

	Response:	The requested information has been included in the Fund’s summary prospectus.

42.	Comment:	Please disclose the frequency of rebalancing and reconstitution in the index and the Fund.

	Response:	We note that such disclosure already is disclosed in the statutory prospectus in the section providing additional information about the Fund’s index.

43.	Comment:	The “Investment in Investment Companies Risk” includes reference to ETFs, but the principal investment strategy does not disclose ETFs as part of the Fund’s investment strategy. Please add that disclosure or remove the risk.

	Response:	Please see the response to comment no. 35.

PowerShares Wilshire US REIT Portfolio

44.	Comment:	Please disclose the index’s selection methodology, including component selection criteria, as well as frequency of reweighting, rebalancing and reconstitution.

Response:

We note that information about the index’s frequency of reweighting, rebalancing and reconstitution already is included in the statutory prospectus under the section “Additional Information about the Funds’ Strategies and Risks.” Additionally, in response to the staff’s comment, we have amended the summary prospectus to reflect additional information about the selection methodology, as follows:

The Underlying Index is a subset of the broader Wilshire 5000 Total Market Index and is weighted by float-adjusted market capitalization. It is comprised primarily of real estate investment trusts (“REITs”) and is designed to represent a market-based index that is more reflective of equity real estate positions commonly held by pension funds. To be included in the Underlying Index, a security must be issued by a company that, among other things: (i) is both an equity owner and operator of commercial and/or residential real estate, (ii) has a minimum total market capitalization of at least $200 million at the time of its inclusion, and (iii) has at least 75% of the company’s total revenue derived from the ownership and operation of real estate assets as determined by the Index Provider. The Fund will invest at least 90% of its total assets in equity securities that comprise the Underlying Index. The Board of Trustees (the “Board”) of PowerShares Exchange-Traded Fund Trust (the “Trust”) may change the Fund’s investment strategy and other policies without shareholder approval, except as otherwise indicated.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

45.	Comment:	The Fund includes a “Micro-Capitalization Securities Risk” and a “Small- and Mid-Capitalization Securities Risk.” Please include investment in these types of securities as a principal strategy or remove the risks.

	Response:	The Fund includes disclosure in the “Principal Investment Strategies” section stating that it “may include securities of companies of all categories of market capitalizations” (emphasis added). As such, the Fund has included risk disclosure for each type of market cap securities (including micro-, small- and mid-cap). We also note that the statutory prospectus discloses that index constituents must have a minimum total market capitalization of at least $200 million at the time of its inclusion and $100 million thereafter.

Statutory Prospectus

46.	Comment:	On page 49, the disclosure says that “each fund operates as an index fund.” Please instead say that it operates as an “index ETF.”

	Response:	We respectfully decline to make the requested change.

47.	Comment:	Update all index methodology descriptions in a manner consistent with updates made to the summary prospectuses.

	Response:	To the extent that any disclosure in the summary prospectus has been amended in response to the staff’s comments, we confirm that all index methodology descriptions in the statutory prospectus have been updated accordingly.

48.	Comment:	Given the number of Funds and the number of various risks, some of which are applicable to various Funds and some not, consider adding a chart at the beginning of the Item 9 risk disclosure section to clearly show what risks apply to which Funds.

	Response:	The Trust respectfully declines to include such a chart. Given the number of Funds included in the prospectus and the number of corresponding risks, such a chart would likely be very large, potentially unwieldy and ultimately unhelpful to an investor.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

49.	Comment:	In the “Non-Principal Investment Strategies” section, the disclosure states that “the Adviser anticipates it will take two days to reflect the changes to the index in the Fund’s portfolio.” Please consider moving that disclosure to the language in “Tracking Error Risk.”

	Response:	The Trust respectfully declines to amend the disclosure.

50.	Comment:	The “Non-Principal Risk” section includes “Derivatives Risk.” Is this risk applicable to each Fund in the prospectus? If not, identify which Funds to which it applies.

	Response:	Yes, such risk is applicable to each Fund in the prospectus.

51.	Comment:	With respect to the expense caps referenced on page 76, please confirm that they are in effect for at least one year from the effective date of the registration statement. Please confirm that the Adviser may not unilaterally terminate the expense reimbursement agreement.

	Response:	We confirm that each expense cap cited will be in effect for at least one year from the effective date of the registration statement, and that the Adviser may not unilaterally terminate the reimbursement agreement.

52.	Comment:	[Non-Unitary Funds only] In the section “Management of the Funds,” please revise the disclosure regarding fee recapture as discussed in comment no. 3.

Response:

The disclosure has been revised to read as follows:

The Expense Agreement provides that for each Fund listed above, the fees waived and/or expenses borne by the Adviser are subject to recapture by the Adviser up to three years from the date that the fees were waived or the expenses were incurred, but no recapture payment will be made by a Fund if it would result in the Fund exceeding (i) its Expense Cap or (ii) the expense cap in effect at the time the fees and/or expenses subject to recapture were waived and/or borne by the Adviser.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

53.	Comment:	Please confirm that the voluntary cash sweep waiver (for AFFEs incurred via investments in affiliated money market funds) will not be included in the fee table for any Fund.

	Response:	We note that the cash sweep waiver referenced by the staff is contractual, and therefore, pursuant to the instructions under Item 3 of Form N-1A, will be reflected as a line item in the fee table for a Fund, as applicable.

54.	Comment:	In the section titled “Dividends, Other Distributions and Taxes,” please include disclosure noting that distributions from MLPs may affect a shareholder’s 1099 tax form.

	Response:	The Trust respectfully declines to revise the disclosure. However, as noted in response to comment no. 32, management will consider including the requested language in the tax disclosure within the prospectuses and Statements of Additional Information across the Fund complex in subsequent post-effective amendments.

55.	Comment:	In the discussion on foreign income taxes in the “Taxes” section, please disclose whether the tax risks are applicable to Russia, India, China and Brazil specifically, or whether that disclosure applies to all of the Funds.

	Response:	The disclosure on foreign income taxes is not limited to the PowerShares BRIC Portfolio, and rather is intended as disclosure applicable to foreign taxes generally. We note that the disclosure uses the term “a Fund” rather than “the Fund” and does not specifically identify the PowerShares BRIC Portfolio; therefore, we believe the disclosure is sufficiently clear as to its broad applicability.

Statement of Additional Information

56.	Comment:	Please update all dates as applicable throughout the SAI.

	Response:	We confirm that all information has been updated, as applicable, and will be included in a subsequent post-effective amendment.

57.	Comment:	In the section “Investment Advisory Agreement,” please revise the disclosure regarding fee recapture as discussed in comment no. 3.

	Response:	We note that the disclosure has been updated to reflect the staff’s comment.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

BOOK 2

PowerShares S&P 100® Equal Weight Portfolio

PowerShares S&P 500® Equal Weight Portfolio

PowerShares S&P 500® Equal Weight Consumer Discretionary Portfolio

PowerShares S&P 500® Equal Weight Consumer Staples Portfolio

PowerShares S&P 500® Equal Weight Energy Portfolio

PowerShares S&P 500® Equal Weight Financials Portfolio

PowerShares S&P 500® Equal Weight Health Care Portfolio

PowerShares S&P 500® Equal Weight Industrials Portfolio

PowerShares S&P 500® Equal Weight Materials Portfolio

PowerShares S&P 500® Equal Weight Real Estate Portfolio

PowerShares S&P 500® Equal Weight Technology Portfolio

PowerShares S&P 500® Equal Weight Utilities Portfolio

PowerShares S&P 500® Pure Growth Portfolio

PowerShares S&P 500® Pure Value Portfolio

PowerShares S&P 500® Top 50 Portfolio

PowerShares S&P MidCap 400® Equal Weight Portfolio

PowerShares S&P MidCap 400® Pure Growth Portfolio

PowerShares S&P MidCap 400® Pure Value Portfolio

PowerShares S&P SmallCap 600® Equal Weight Portfolio

PowerShares S&P SmallCap 600® Pure Growth Portfolio

PowerShares S&P SmallCap 600® Pure Value Portfolio

Summary Prospectus

All Funds in Book 2

58.	Comment:	Each Fund has a “Liquidity and Valuation Risk.” Please explain why this risk is applicable to a Fund that invests primarily in large cap, highly liquid stocks?

Response:

The Trust has included disclosure for each Fund about the potential for such risks given the importance of liquidity and valuation to investors. The risk disclosures circumstances where valuation or liquidity issues may arise for highly liquid stocks:

“While the Fund intends to invest in liquid securities and financial instruments, under certain market conditions, such as when trading in a particular investment has been halted temporarily by an exchange because the maximum price change of that investment has been realized, it may be difficult or impossible for the Fund to liquidate such investments.”

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

59.	Comment:	Certain Funds have a “Large-Capitalization Securities Risk.” Should this risk be included for all Funds in this book, given they all track a subset of the S&P 500 Index?

	Response:	“Large-Capitalization Securities Risk” has been included as a principal risk for all Funds in this book, except those Funds that (as noted by their name) track indices composed of mid- or small-capitalization stocks: PowerShares S&P MidCap 400® Equal Weight Portfolio, PowerShares S&P MidCap 400® Pure Growth Portfolio, PowerShares S&P MidCap 400® Pure Value Portfolio, PowerShares S&P SmallCap 600® Equal Weight Portfolio, PowerShares S&P SmallCap 600® Pure Growth Portfolio and PowerShares S&P SmallCap 600® Pure Value Portfolio.

60.	Comment:	Please define the index provider.

	Response:	Standard & Poor’s is the index provider for those Funds. The disclosure has been revised to note this fact and to define it as “S&P” in each Fund’s “Principal Investment Strategies” section.

61.	Comment:	Please confirm in correspondence if there is an index provider or licensing agreement with S&P.

	Response:	We confirm that the Funds’ adviser has entered into a licensing agreement with S&P to use the underlying indices that S&P provides. Each Fund may use its respective underlying index pursuant to a sub-licensing agreement between the adviser and the Trust, on behalf of each Fund.

PowerShares S&P 500® Equal Weight Portfolio

62.	Comment:	The Fund states that it may hold up to 10% of its assets in … futures contracts, options on futures contracts, options, and swaps related to the underlying index.” Please disclose how the Fund intends to use those derivatives.

	Response:	The Fund may invest up to 10% of its assets in the instruments cited by the staff in order to achieve its investment objective (i.e., to track the performance of the index). As stated in the prospectus, the Fund may hold “up to 10% of its assets in securities not included in the Underlying Index, futures contracts, options on futures contracts, options, and swaps related to the Underlying Index.” Such disclosure is included to indicate that the Fund will not use such instruments for other purposes (e.g., speculative purposes) but instead will use them solely to track its index.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

PowerShares S&P 500® Equal Weight Energy Portfolio

63.	Comment:	Confirm supplementally whether the Fund invests in MLPs.

	Response:	The Fund does not intend to invest in MLPs.

PowerShares S&P MidCap 400® Equal Weight Portfolio PowerShares S&P SmallCap 600® Equal Weight Portfolio

64.	Comment:	The Principal Investment Strategies section for each Fund notes that such Fund may invest in REITs and BDCs. Either add risk disclosure for investments in BDCs and REITs or revise the strategy section accordingly.

	Response:	The Funds have included the requested disclosure.

PowerShares S&P MidCap 400® Pure Growth Portfolio PowerShares S&P SmallCap 600® Pure Growth Portfolio

65.	Comment:	The “Equal Weight” versions of these two Funds include reference to REITs and BDCs. These Funds do not. Is that an intentional omission?

	Response:	Yes, such omission is intentional. Unlike their “Equal Weight” counterparts, the methodology for these indices does not permit them to include such instruments. As such, references to REITs and BDCs are not included in their respective Funds’ summary prospectuses.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

66.	Comment:	The disclosure states that the index “is narrow in focus, containing only those S&P MidCap 400® companies with strong growth characteristics as selected by Standard & Poor’s®.” Describe the specific characteristics referred to in the phrase “strong growth characteristics,” as well as the methodology used to select those characteristics.

Response:

The disclosure under the section “Additional Information About the Funds’ Strategies and Risks” in the Funds’ statutory prospectus has been amended to include the disclosure requested by the staff regarding strong growth characteristics and the methodology to select component securities. That section now reads as follows:

Information About the Underlying Indexes for the Pure Growth Funds (PowerShares S&P MidCap 400® Pure Growth Portfolio and PowerShares S&P SmallCap 600® Pure Growth Portfolio)

PowerShares S&P MidCap 400® Pure Growth Portfolio’s Underlying Index is composed of a subset of securities from the S&P MidCap 400® Index, which is a modified capitalization-weighted index composed of 400 stocks of mid-capitalization companies chosen by Standard & Poor’s that generally represents the U.S. mid-cap equities market. PowerShares S&P SmallCap 600® Pure Growth Portfolio’s Underlying Index is composed of a subset of securities from the S&P SmallCap 600® Index, which is a modified capitalization-weighted index composed of 600 stocks of small-capitalization companies chosen by Standard & Poor’s that generally represents the U.S. small-cap equities market.

Each Underlying Index is composed of securities that exhibit the strongest “growth characteristics” as measured using three factors: sales per share growth, ratio of earnings per share change to price per share, and momentum. Each component security in an Underlying Index’s parent index (e.g., the S&P MidCap 400 Index or the S&P SmallCap 600 Index) is assigned a “growth score” based on those three factors and are then ranked based on their score. The securities ranked in the top one-third are included in the Underlying Index. The Underlying Index’s constituent securities are then weighted in proportion to their overall “growth scores,” giving greatest weight to the securities demonstrating the most growth characteristics. Each Underlying Index is rebalanced annually after the close of the third Friday in December.

67.	Comment:	Include weighting and rebalance information for the index.

	Response:	The requested information has been included in the prospectus, as set forth in the language provided in response to comment no. 66.

PowerShares S&P MidCap 400® Pure Value Portfolio PowerShares S&P SmallCap 600® Pure Value Portfolio

68.	Comment:	The “Equal Weight” versions of these two Funds include reference to REITs and BDCs. These Funds do not. Is that an intentional omission?

	Response:	“Yes, such omission is intentional. Unlike their “Equal Weight” counterparts, the methodology for these indices does not permit them to include such instruments. As such, references to REITs and BDCs are not included in their respective Funds’ summary prospectuses.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

69.	Comment:	The disclosure states that the index “is narrow in focus, containing only those S&P MidCap 400® companies with strong value characteristics as selected by Standard & Poor’s®.” Describe the specific characteristics referred to in the phrase “strong value characteristics,” as well as the methodology used to select those characteristics.

Response:

The disclosure under the section “Additional Information About the Funds’ Strategies and Risks” in the Funds’ statutory prospectus has been amended to include the disclosure requested by the staff. That section now reads as follows:

General Underlying Index Information for the Pure Value Funds (PowerShares S&P MidCap 400® Pure Value Portfolio and PowerShares S&P SmallCap 600® Pure Value Portfolio)

PowerShares S&P MidCap 400® Pure Value Portfolio’s Underlying Index is composed of a subset of securities from the S&P MidCap 400® Index, which is a modified capitalization-weighted index composed of 400 stocks of mid-capitalization companies chosen by Standard & Poor’s that generally represents the U.S. mid-cap equities market. PowerShares S&P SmallCap 600® Pure Value Portfolio’s Underlying Index is composed of a subset of securities from the S&P SmallCap 600® Index, which is a modified capitalization-weighted index composed of 600 stocks of small-capitalization companies chosen by Standard & Poor’s that generally represents the U.S. small-cap equities market.

Each Underlying Index is composed of securities that exhibit the strongest “value characteristics” as measured using three factors: book to value price ratio, earnings to price ratio, and sales to price ratio. Each component security in an Underlying Index’s parent index (e.g., the S&P MidCap 400 Index or the S&P SmallCap 600 Index) is assigned a “value score” based on those three factors and are then ranked based on their score. The securities ranked in the top one-third are included in the Underlying Index. The Underlying Index’s constituent securities are then weighted in proportion to their overall “value scores,” giving greatest weight to the securities demonstrating the most value characteristics. Each Underlying Index is rebalanced annually after the close of the third Friday in December.

70.	Comment:	Include weighting and rebalance information for the index.

	Response:	The requested information has been included in the prospectus, as set forth in the language provided in response to comment no. 69.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

Statutory Prospectus

71.	Comment:	Given the number of Funds and the number of various risks, some of which are applicable to various Funds and some not, consider adding a chart at the beginning of the Item 9 risk disclosure section to clearly show what risks apply to which Funds.

	Response:	The Trust respectfully declines to include such a chart. Given the number of Funds included in the prospectus and the number of corresponding risks, such a chart would likely be very large, potentially unwieldy and ultimately unhelpful to an investor.

72.	Comment:	Please consider whether each Fund should have “Index Provider Risk” in its summary prospectus disclosure.

	Response:	The Trust has considered the staff’s comment and respectfully declines to include that risk in each Fund’s summary prospectus. However, the Trust has included such disclosure as an additional risk in the statutory portion of the prospectus.

Statement of Additional Information

73.	Comment:	Please clarify the specific language for the Funds’ investment objectives so that they the mirror the language in the Trust’s exemptive application.

	Response:	The Trust notes that each Fund is a “shell” fund formed in connection with the reorganization of a Guggenheim fund. As such, each Fund has an investment objective that is identical to its corresponding Guggenheim fund. The current investment objective for each Fund is substantially similar to the language used in the Trust’s exemptive application, and therefore the Trust respectfully declines to revise the disclosure.

*                *                 *                *

We believe this responds to all of your comments. If you have any questions regarding these matters, please call me at the number listed above or Eric Purple at 202-507-5154.

Sincerely,

/s/ Alan P. Goldberg
Alan P. Goldberg

cc:	John Zerr
Anna Paglia
Jeffrey Kupor
Bruce Leto
Matt DiClemente
Eric Purple